EXHIBIT A

FOR:         VOCALTEC COMMUNICATIONS LTD.

VOCALTEC     Gali Porat
CONTACT:     +972-9-9703805
             gali@vocaltec.com

KCSA         Lee Roth                 David Burke
CONTACTS:    (212) 896-1209           (212) 896-1258
             lroth@kcsa.com           dburke@kcsa.com

                  VOCALTEC ANNOUNCES THIRD QUARTER 2007 RESULTS

HERZLIA, ISRAEL - NOVEMBER 20, 2007 - VocalTec Communications Ltd. (Nasdaq:
VOCL) (the "Company" or "VocalTec"), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the third quarter ended September 30, 2007.

Revenues for the third quarter of 2007 were $1.7 million, compared to $2.9 million in the second quarter, and $1.8 million in the third quarter of 2006. The sequential decline in sales was largely the result of seasonal weakness in certain of the markets the Company serves, as telecom carrier spending is generally lower during the summer months in these markets.

Gross margin, excluding the effect of amortization of intangible assets and share based compensation expenses, was 40% in the third quarter of 2007, compared to 55% in the second quarter, and 64% in the third quarter of 2006. Gross margin for the quarter was negatively affected by the write off of certain legacy products which the Company has decided to reduce focus on, as well as partial recognition of revenue from a delivery to a specific customer, for which cost of goods sold has been recognized in full.

Operating expenses for the third quarter of 2007 were $2.7 million. Excluding the effect of share-based compensation expense, operating expenses were $2.3 million, compared to $3.0 million in the second quarter of 2007 and $2.2 million in the third quarter of 2006.

Net loss in the third quarter of 2007 was $2.1 million, or $0.28 per share. This compares to a net loss of $1.8 million, or $0.24 per share, in the second quarter, and $1.4 million, or 0.24 per share, in the third quarter of 2006.

Excluding the effect of share-based compensation expense, net loss for the third quarter of 2007 was $1.7 million, or $0.23 per share, compared to a net loss of $1.4 million or $0.19 per share in the second quarter, and $1.1 million or $0.20 per share in the third quarter of 2006.

Commenting on the results, Yosi Albagli, the Company's Chief Executive Officer, said, "Our results for the third quarter reflect a growing trend of seasonality in our business. Similar to what we saw in 2006, our third quarter was weak as a result of a slowdown in some of the markets we serve during the summer months. Nevertheless, we made progress in several important markets, including Latin America, Africa and the Asia Pacific region, while further establishing VocalTec's position in the CIS market."

Mr. Albagli added, "Despite the weakness in Q3, we are diligently working toward achieving our overall strategic and operational goals, with a turn to profitability our primary objective. In order to expedite our path to profitability, we have taken several steps to minimize operating costs, while modifying our overall direction to focus more heavily on our fast-growing Essentra product line and significantly reducing our dependence on legacy and hardware products. We believe that concentrating our efforts on the Essentra SIP-based VoIP solutions will lead to more rapid sales growth and a leaner cost structure, which will allow us to more quickly reach profitability."

He concluded, "While our results for the third quarter were below target, we have performed well through the first nine months of 2007 and are encouraged by our overall progress, the opportunities ahead and our growth prospects, all of which are conducive to our goal of reaching profitability.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans. www.vocaltec.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                            Three months ended September 30
                                                 ---------------------------------------------------
                                                                 2007                          2006
                                                 ------------------------------------         ------
                                                              Non GAAP
                                                             Adjustments     Non GAAP
                                              GAAP results   Share based      results     GAAP results
                                              (as reported)  compensation    Pro-forma    (as reported)
                                                 ------         ------         ------         ------
Sales
     Product                                      1,024                         1,024          1,164
     Services                                       710                           710            613
                                                 ------         ------         ------         ------
                                                  1,734                         1,734          1,777
                                                 ------         ------         ------         ------
Cost of sales
     Product                                        934              6            928            531
     Services                                       116                           116            113
                                                 ------         ------         ------         ------
                                                  1,050              6          1,044            644
     Amortization of intangible assets               98                            98             98
                                                 ------         ------         ------         ------
                                                  1,148              6          1,142            742
                                                 ------         ------         ------         ------
Gross profit                                        586             (6)           592          1,035
                                                 ------         ------         ------         ------

Operating Expenses
     Research and development, net.               1,143            114          1,029            804
     Selling and marketing                          952             73            879            855
     General and administrative                     545            186            359            664
     Amortization of acquired intangibles            45                            45            138
                                                 ------         ------         ------         ------
     Total Operating Expenses                     2,685            373          2,312          2,461
                                                 ------         ------         ------         ------

Operating Loss                                   (2,099)          (379)        (1,720)        (1,426)
                                                 ------         ------         ------         ------

Other Income (expense), net                                                                       15
Financial Income (expense), net                      18                            18             43
                                                 ------         ------         ------         ------
Net Loss                                         (2,081)          (379)        (1,702)        (1,368)
                                                 ======         ======         ======         ======


* To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation in accordance with SFAS 123R. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management, and investors as these NON- GAAP results exclude the expense we recorded for share-based compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                           Nine months ended September 30
                                                 ---------------------------------------------------
                                                                 2007                          2006
                                                 ------------------------------------         ------
                                                              Non GAAP
                                                             Adjustments      Non GAAP
                                             GAAP results    Share based       results      GAAP results
                                             (as reported)   compensation     Pro-forma    (as reported)
                                                 ------         ------         ------         ------
Sales
     Product                                      4,771                         4,771          3,651
     Services                                     2,092                         2,092          1,997
                                                 ------         ------         ------         ------
                                                  6,863                         6,863          5,648
                                                 ------         ------         ------         ------
Cost of sales
     Product                                      3,062             15          3,047          1,666
     Services                                       401                           401            510
                                                 ------         ------         ------         ------
                                                  3,463             15          3,448          2,176
     Amortization of intangible assets              294                           294            294
                                                 ------         ------         ------         ------
                                                  3,757             15          3,742          2,470
                                                 ------         ------         ------         ------
Gross profit                                      3,106            (15)         3,121          3,178
                                                 ------         ------         ------         ------

Operating Expenses
     Research and development, net.               3,511            304          3,207          3,318
     Selling and marketing                        3,508            191          3,317          2,532
     General and administrative                   1,796            510          1,286          1,948
     Amortization of acquired intangibles           135                           135            414
                                                 ------         ------         ------         ------
     Total Operating Expenses                     8,950          1,005          7,945          8,212
                                                 ------         ------         ------         ------

Operating Loss                                   (5,844)        (1,020)        (4,824)        (5,034)
                                                 ------         ------         ------         ------

Other Income (expense), net                                                                       23
Financial Income (expense), net                     188                           188             23
                                                 ------         ------         ------         ------
Net Loss                                         (5,656)        (1,020)        (4,636)        (4,988)
                                                 ======         ======         ======         ======

* To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation in accordance with SFAS 123R. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management, and investors as these NON- GAAP results exclude the expense we recorded for share-based compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                 September 30    December 31
                                                    2007            2006
                                                   -------         -------

Current Assets
      Cash and Cash equivalents                      6,385           5,954
      Short term deposit                                 -           3,000
      Restricted cash                                    -             162
      Trade receivables, net                         1,243           1,443
      Other receivables                                337             768
      Severance pay funds                               25              91
      Inventories                                      329           1,098
                                                   -------         -------
                  Total Current Assets               8,319          12,516

Severance pay funds                                  1,385           1,186
                                                   -------         -------
Equipment, net                                         752             888
                                                   -------         -------
Intangible assets, net                               2,617           3,047
                                                   -------         -------
Goodwill                                             6,950           6,950
                                                   -------         -------
                  Total Assets                      20,023          24,587
                                                   =======         =======


Current Liabilities
      Trade payable                                    754             930
      Accrued expenses                               3,153           2,996
      Accrued severance pay                             35             217
      Deferred revenues                                288             177
                                                   -------         -------
                  Total Current Liabilities          4,230           4,320
                                                   -------         -------
Long Term Liabilities
      Long-term other liabilities                        -               8
      Accrued severance pay                          1,891           1,721
                                                   -------         -------
                  Total Long Term                    1,891           1,729
                                                   -------         -------
Total Liabilities                                    6,121           6,049
                                                   -------         -------

Shareholders Equity
      Share capital                                    213             213
      Additional paid-in capital                    93,248          92,228
      Accumulated deficit                          (79,559)        (73,903)
                                                   -------         -------
                  Total Shareholders Equity         13,902          18,538
                                                   -------         -------
Total Liabilities and Shareholders Equity           20,023          24,587
                                                   =======         =======